UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On November 1, 2022, Mereo BioPharma Group plc (the “Company”) received a letter (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that its American Depositary Shares (“ADSs”) failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of Nasdaq. The Notification Letter does not result in the immediate delisting of the Company’s ADSs, and the ADSs will continue to trade uninterrupted under the symbol “MREO.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until May 1, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS of the Company’s ADSs is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by May 1, 2023, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period. If the Company does not regain compliance during the initial grace period and is not eligible for an additional grace period, Nasdaq will provide written notice that the ADSs are subject to delisting from the Nasdaq Global Market. In that event, the Company may appeal such determination to a hearing panel.

The Company intends to monitor the closing bid price of its ADSs and its business operations are not affected by the receipt of the Notification Letter.

Exhibit Index

Exhibits

99.1	Press release dated November 2, 2022 titled “Mereo BioPharma Received Notification of Nasdaq Minimum Bid Price Deficiency”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2022

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel